EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years Ended December 31,
	2006	2005	2004	2003	2002	2001
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	$601.3	$331.8	$356.8	$228.4	$167.4	$79.1
Less/add: Equity (income) loss of minority-owned companies	0.3	0.6	(0.6)	(2.7)	(5.6)	1.0
Add: Dividends received from investees under the equity method	—	—	—	1.0	0.1	0.8
Less/add: Minority interest (income) loss in majority-owned subsidiaries	(2.7)	1.2	0.7	(0.1)	(0.7)	—
Add: Fixed charges before capitalized interest	183.4	149.4	119.4	69.3	80.8	88.8
Add: Amortization of capitalized interest	4.2	6.1	6.8	7.0	7.2	7.5

Total earnings available for fixed charges	$786.5	$489.1	$483.1	$302.9	$249.2	$177.2

Fixed charges:
Interest expense(1)	$139.0	$110.7	$85.9	$51.4	$62.7	$70.6
Interest portion of rental expense	44.4	38.7	33.5	17.9	18.1	18.2

Total fixed charges before capitalized interest	183.4	149.4	119.4	69.3	80.8	88.8
Capitalized interest	4.7	6.0	2.2	3.1	5.3	3.1

Total fixed charges	$188.1	$155.4	$121.6	$72.4	$86.1	$91.9

Ratio of earnings to fixed charges	4.18	3.15	3.97	4.18	2.89	1.93

(1)	Includes amortization of discount related to indebtedness.